BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in accordance with Resolution CVM no. 44/21, informs its shareholders and the market in general that it has executed, on the date hereof, with Intrepid Participações S.A. (“Intrepid”), a 15-year Renewable Energy Power Purchase Agreement together with a Call Option Agreement, which provides for the entry of BRF, through a holding company jointly held with Intrepid, aiming the construction of a sun energy self-generation plant in Mauriti and Milagres, Ceará with an installed capacity of 320MWp (Megawatt-peak) generating, on average, 80MWm to be sold to the Company (“Project”).

Together with the partnership agreement executed with AES, informed in the Announcement to the Market released on August 17, 2021, and with BRF's current clean energy portfolio, the Company will reach 88% of electricity from clean and renewable sources in Brazil, rapidly advancing towards its goal of expanding the use of this type of energy in its operations.

This Project represents another important step towards the 2030 Vision and to the Company’s commitment to become Net Zero in greenhouse gas (GHG) emissions by 2040, both in its operations and in its production chain.

The Project's estimated investment is approximately R$ 1.1 billion (R$3.7 million/MWp installed), and BRF will directly invest approximately R$50 million, to be disbursed during the Project's development. The beginning of this operation is scheduled to start by 2024.

The Company will continue to prospect opportunities to invest in alternative sources of clean energy, in connection with its long-term sustainability goals.

São Paulo, September 16, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.